September 13, 2024

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People   s Republic of China 214135

       Re: HUHUTECH International Group Inc.
           Amendment No. 6 to Registration Statement on Form F-1
           Filed September 9, 2024
           File No. 333-270958
Dear Yujun Xiao:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment to Form S-1 filed September 9, 2024
Exhibits

1. We note your response to our prior comment 2, and reissue it. While a limited assumption as to bankruptcy may be appropriate in the context of debt securities, this is overbroad with respect to a validity opinion (Cf. Sections II.B.1.e and II.B.3.a. of Staff Legal
       Bulletin No. 19). Please request counsel to remove assumption 2.11 or, alternatively, to revise the opinion to indicate that any bankruptcy proceedings would not affect the opinion set forth in paragraph 3.4 thereof.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 13, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Yarona L. Yieh